UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of October, 2004


                          VOCALTEC COMMUNICATIONS LTD.
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                 (Translation of registrant's name into English)


                    2 Maskit Street, Herzliya, 46733, Israel
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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Hugo Goldman
                                        --------------------------------------
                                        By:    Hugo Goldman
                                        Title: Chief Financial Officer



Dated:  October 28, 2004

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DESCRIPTION                                                             EXHIBIT
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A.       Press Release, dated October 28, 2004, entitled "VocalTec      99.1
         Announces Third Quarter 2004 Results."

B.       Press Release, dated October 28, 2004, entitled "Nova          99.2
         Telefonia to Deploy VocalTec's Essentra Equipment to Build
         VoIP Network in Spain and Latin America."
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